Exhibit (a)(1)(A)


    Ilia Lekach and Quality King Distributors, Inc. Make Proposal to Acquire
                All Outstanding Shares of Parlux Fragrances, Inc.

     MIAMI, FL--May 19, 2003 - Quality King Distributors, Inc., or an entity designated by Quality King that is under common control with Quality King, and Ilia Lekach, or an entity controlled by him, today announced that they have made a proposal to acquire all of the outstanding shares of common stock of Parlux Fragrances, Inc. (PARL-Nasdaq) at $4.00 per share in cash. The all-cash offer, which was made today to the Board of Directors of Parlux, represents an approximate 60% premium over the closing price of the Parlux common stock on May 19, 2003. Any shares not acquired in the tender offer are expected to be acquired in a subsequent merger transaction at the same $4.00 per share cash price.

     Mr. Lekach is currently the Chairman of the Board of Directors, the Chief Executive Officer and President of Parlux and beneficially owns approximately 31% of the common stock of Parlux. Mr. Lekach intends to tender all shares of common stock of Parlux that he beneficially owns into the tender offer and to surrender and cancel all of his options, warrants or any other rights to acquire Parlux common stock that he owns as of the expiration of the tender offer. In addition, Mr. Lekach intends to amend his employment agreement with Parlux to delete any rights triggered by a change of control, such as increased severance, salary or other benefits and acceleration of vesting of options, warrants or other rights.

ABOUT THE TENDER OFFER

     The tender offer will be conditioned upon, among other things, the tender of a majority of Parlux shares not held by Mr. Lekach or Quality King, or their affiliates, and the executive officers and directors of Parlux.

     The parties expect to commence the tender offer as soon as practicable after receiving (1) the approval of the Board of Directors of Parlux and (2) the approval of lenders to Quality King, or its affiliates or assigns, required in connection with the tender offer and merger. Once the tender offer is commenced, offering materials will be mailed to Parlux stockholders and the parties will file all necessary information with the SEC. Under applicable law, Parlux is required to file with the SEC a statement as to its position on the tender offer as well as other required information within 10 business days of the date on which the tender offer is commenced.

NOTICE FOR PARLUX STOCKHOLDERS

     Parlux stockholders and other interested parties are urged to read the tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information relating to the tender offer. Parlux stockholders will be able to obtain such documents free of charge at the SEC's web site, www.sec.gov, or from Quality King at Quality King Distributors, Inc., ATTN: Michael Katz, Executive Vice President, 2060 Ninth Avenue, Ronkonkoma, NY 11779.

BUSINESS RISKS

     Statements in this news release that relate to consummation of the tender offer and any subsequent merger described herein are "forward-looking statements." These statements are based on current expectations and involve risks and uncertainties which include whether the conditions to launching and completing the tender offer will be satisfied.

Contact:
Quality King Distributors, Inc.
Attn:  Michael Katz, Executive Vice President at (631) 439-2000, Ext. 2171